UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number  001-33799

CUSIP Number  G32335

(Check One):	☐ Form 10-K	☑ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Exceed Company Ltd.
Full Name of Registrant

Former Name if Applicable

Level 12, China Minmetals Tower, 179 Chatham Road South, Tsim Sha Tsui
Address of Principal Executive Office

Kowloon, Hong Kong
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

On December 2, 2013, Exceed Company Ltd. (the “Company”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) by and among the Company, Pan Long Company Limited (“Parent”), a Cayman Island company wholly owned by Mr. Shuipan Lin, the Company’s chairman and chief executive officer (“Mr. Lin”), and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent (“Merger Sub”). If the Merger Agreement is approved by the Company’s shareholders and other closing conditions stated in the Merger Agreement are met, the Company will merge with and into Merger Sub, and all shareholders of the Company other than Mr. Lin and other rollover shareholders and dissenting shareholders, will receive $1.78 per share in cash (the “Privatization”).

Due to unexpected delay in Mr. Lin’s financing plan, the Merger Agreement has not been put to a shareholder vote as of this date.

The registrant’s inability to file its Form 20-F on time is attributable to the resignation of its chief financial officer, the suspension or termination of services by the relevant service providers due to non-payment of fees, and a delay in the completion date of the Privatization. Details of these are set forth below:

•	Ms. Vivien Tai (“Ms. Tai”), the Company’s chief financial officer (“CFO”), has resigned from the Company. Ms. Tai resigned from her position as CFO for personal reasons. In the past two months, the board of directors and senior management of the Company had been trying to convince Ms. Tai to reconsider her decision but such efforts were unsuccessful. T Ms. Tai’s resignation was effective from March 17, 2015

•	Due to illness, Mr. Lin had been unable to cause the Company to remit funds outside of China for the prompt payment of offshore service providers in recent months. The amounts involved were relatively small in magnitude. The Company’s offshore operations, however, have halted as a result. The Company’s offshore operations are limited to administrative support for the U.S. listing and investor relations. The business operations of the Company, including relationships with suppliers and customers, are in China. None of the business operations were unaffected. Payments to the service providers and employees in China were also unaffected.

•	Based on representations from Mr. Lin, the Company’s board of directors previously projected that the Privatization could have been completed by April 30, 2015 and therefore did not anticipate the need to file the Form 20-F.

As April 30, 2015 has passed, the Company will prepare and file its Form 20-F for fiscal year 2014 as soon as possible. The Company has adopted the following remedial measures:

•	Mr. Shulong Yu, the Company’s deputy financial officer (“Mr. Yu”), was appointed as interim CFO on May 4, 2015.

•	Mr Ding Dong Dong, executive director of the Company (“Mr. Ding”), will bear primary responsibility of the Company’s offshore operations, including its dealings with regulatory authorities.

•	One or more consultants and administrative assistants will be recruited to assist Mr. Ding in managing the Company’s offshore operations and Mr. Yu in preparing the Company’s financial statements under IFRS.

•	Mr. Ding is in the process of identifying an auditing firm to complete the audit and a law firm to prepare the Form 20-F.

Assuming the Form 20-F is completed and filed and Mr. Lin is able to obtain financing for the Privatization, the Company currently anticipates that it will be in a position to complete the Privatization towards the end of the second quarter or early in the third quarter of 2015.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ding Dong Dong	+86 137	9953 6666
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑     No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐     No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company cannot make a reasonable estimate of the change in results of operations at this time as the review necessary to quantify the change is still ongoing.

Exceed Company Ltd._

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Exceed Company Ltd.

Date: May 19, 2015	By:	Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer